Filed by: ADTRAN, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

January 25, 2022

Key Regulatory Milestone Achieved for ADTRAN/ADVA Business Combination

HUNTSVILLE, AL.—(January 24, 2022) – ADTRAN, Inc. today announced that the proposed business combination of ADTRAN and ADVA Networking SE has reached a key U.S. regulatory milestone. In connection with the Business Combination Agreement, ADTRAN and ADVA made a joint, voluntary filing with the Committee on Foreign Investment in the United States (CFIUS) concerning the transaction. On January 20, 2022, ADTRAN and ADVA received notice from CFIUS that it had completed its review of the transaction and determined that the transaction was not a “covered transaction” subject to CFIUS’ jurisdiction. Accordingly, ADTRAN and ADVA have met the requirement under the Business Combination Agreement related to CFIUS notification. This is yet another key regulatory milestone that the business combination has reached. Cooperative proceedings continue with the foreign direct investment authorities in Germany and the UK.

The end of the ADVA shareholder tender offer acceptance period is midnight CET on Wednesday, January 26, 2022.

Additional information can be found at www.acorn-offer.com.

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Important Information for Investors and Stockholders

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The Offer itself, as well as its terms and conditions and further provisions concerning the Offer, are set forth in the Offer Document. Shareholders of ADVA are strongly advised to thoroughly read the Offer Document and all other relevant documents regarding the Offer.

Furthermore, this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended or an offer document meeting the requirements of Section 11 of the German Securities Acquisition Act in connection with the EU Prospectus Regulation.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed a Registration Statement on Form S-4 with the SEC, which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA. Acorn HoldCo has also filed the Offer Document with BaFin, which has been approved by BaFin and has been published.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Offer is exclusively subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public Offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the publicity surrounding or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended September 30, 2021, which are available via the SEC’s website at www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in the Offer Document that has been filed by Acorn HoldCo with BaFin and that has been published in connection with the contemplated business combination, as well as in any prospectuses or supplements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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